

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2023

Shibin Wang
Chief Executive Officer and Director
Chenghe Acquisition Co.
38 Beach Road #29-11
South Beach Tower
Singapore 189767

      Re: Chenghe Acquisition Co.
          Form 10-K for the Year Ended December 31, 2022
          Filed March 31, 2023
          File No. 001-41366

Dear Shibin Wang:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Energy & Transportation